SMSA CRANE ACQUISITION CORP.

174 FM 1830
Argyle, Texas 76226
972-233-0300

February 22, 2010

United States Securities and Exchange Commission
H. Christopher Owings
Assistant Director
100 F Street, NW
Washington, D.C. 20549

Mail Stop 3561

Re:	SMSA Crane Acquisition Corp.
Registration Statement on Form 10
Filed January 12, 2010
File No. 0-53800

Dear Mr. Owings:

This letter is in response to the comments in the Staff’s letter (the “Comment Letter”) dated February 2, 2010 regarding the above filing of SMSA Crane Acquisition Corp. Registration Statement on Form 10. The following responses to the Staff’s Comment Letter are made on behalf of SMSA Crane Corp., (the “Company” or “SMSA Crane”). We have filed Amendment No. 1 to Registration Statement on Form 10 on February 22, 2010 (“Amended Form 10”) which reflects the revisions to the disclosure in the Amended Form 10 in response to the Comment Letter. We also updated the Company’s financial statements to include balance sheets at December 31, 2009 and 2008 and Statement of Operations and Comprehensive Loss for years ended December 31, 2009 and 2008 and for the period from August 1, 2007 (date of bankruptcy settlement) through December 31, 2009. We have restated each Staff comment (in bold) and then provided our response to the Comment. The Company supplementally advises the Staff as follows:

We have reviewed SEC Release No. 33-9089 regarding the adoption of a final rule for Proxy Disclosure Enhancements which will be effective on February 28, 2010. Since we are a shell and smaller reporting company with no operations, nominal assets, no stock or option or compensation plans, and we do not pay our sole officer any compensation and have a Board of Directors with only one member, many of the requirements of this rule are not currently applicable to us. However, we have added disclosure in the third paragraph on page 13, beginning with the sentence “Mr. Halter has significant experience....” which we believe adequately meets the disclosure requirements of this rule as they currently apply to us.

Registration Statement on Form 10

General

1.

Please be advised that pursuant to Section 12(g) of the Securities Exchange Act of 1934 your registration statement will become effective sixty days after the date of your filing. Please note that because the sixtieth day is Saturday, March 13, 2010, your filing will not go effective until the following business day, which is Monday, March 15, 2010. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, regardless of whether we have cleared all comments on your filing. If you do not wish to incur those obligations until all of the following comments are addressed, you may withdraw your registration statement and submit a new registration statement incorporating your revisions.

Response: We acknowledge that the SMSA Crane’s Registration Statement on Form 10 will become effective on March 15, 2010.

Item 1. Description of Business, page 4

Plan of Reorganization, page 4

2.

Please revise your table beginning on page five to include SMSA Gainesville Acquisition Corp. and delete your duplicate entry for SMSA Crane Acquisition Corp. and make similar revisions throughout your document, as applicable, or tell us why it is not appropriate to do so.

Response: We have made the requested correction in the table on page 5.

Financial Statements, page F-1

Statement of Operations and Comprehensive Loss, page F-4

3.

We note the Predecessor Company had income from discontinued operations of $376,927 for the period through July 31, 2007. Please revise your earnings per share from discontinued operations to reflect income as opposed to your current presentation which shows a loss of ($376.93) per share.

Response: Since the Company’s financial statements have been updated to include the years ended December 31, 2009 and 2008, the financial disclosure in the Company’s Statement of Operations and Comprehensive Loss for the periods from January 1, 2007 through July 31, 2007 and from August 1, 2007 (date of bankruptcy settlement) through December 31, 2007 has been eliminated, which included financial disclosure regarding discontinued operations.

SMSA Crane acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner, at telephone number 214-587-0653 or fax 817-488-2453.

                                   Sincerely,

                                   /s/ Timothy P. Halter

                                   Timothy P. Halter
                                   President, Chief Executive Officer
                                   And Chief Financial Officer